NEWS RELEASE

MANAGEMENT CHANGES AT BROOKFIELD OFFICE PROPERTIES TAKE EFFECT

NEW YORK, July 1, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that a series of previously announced management changes have taken effect:

Ric Clark has become chairman of the board of the corporation.

Dennis Friedrich has become chief executive officer of Brookfield Office Properties.

Tom Farley has become sole president of Brookfield Office Properties and will continue in his role as global chief operating officer, overseeing asset management, leasing, and property operating initiatives.

Mark Brown has assumed Mr. Friedrich’s previous role as global chief investment officer of Brookfield Office Properties. In this role, Mr. Brown will be responsible for global growth strategy and overseeing acquisition and financing activities throughout the company’s operating and target markets.

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Photos of executives mentioned above available upon request.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 111 properties totaling more than 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com